[LOGO OMITTED]


3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750

                                                                  (215) 981-4506
                                                          delrasoj@pepperlaw.com





                                                     July 24, 2007



VIA EDGAR

U.S. Securities and Exchange Commission Filing Desk 450 Fifth Street, N.W. Washington, DC 20549

      Re: The Herzfeld Caribbean Basin Fund, Inc. (the "Company") 1940 Act Filing No. 811-06445

Ladies and Gentlemen:

      On behalf of the Company, transmitted herewith for filing is a registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"). Such Registration Statement also constitutes Amendment No. 4 to the Company's registration statement under the Investment Company Act of 1940, as amended. The Company is a non-diversified closed-end investment company whose shares are listed on the NASDAQ Capital Market (Ticker Symbol: CUBA).

      The Registration Statement relates to the registration, under the 1933 Act, of 3,375,112 shares of common stock. As described in the Registration Statement, stockholders on the record date will receive one non-transferable right for each outstanding share of common stock owned. The rights entitle a stockholder to purchase one new share of common stock for every right owned, for an aggregate of 1,687,556 shares of common stock issuable upon exercise of non-transferable rights to subscribe to such shares. In addition, stockholders of record who fully exercise their rights will be entitled to subscribe for additional shares of common stock ("Over-Subscription Shares"). The Over-Subscription Shares will be allocated pro rata to stockholders who over-subscribe based on the number of rights originally issued to them. The Company may increase the number of shares of Common Stock subject to subscription by up to 100% of the shares, or up to 1,687,556 additional shares of Common Stock.

Philadelphia     Washington, D.C.   Detroit   New York        Pittsburgh
------------------------------------------------------------------------------
Berwyn    Cherry Hill     Harrisburg    Princeton   Tysons Corner   Wilmington

                                www.pepperlaw.com

[LOGO OMITTED]

U.S. Securities and Exchange Commission
July 24, 2007
Page 2

      It is anticipated that the record date for the offering will be set on or after September 5, 2007 and the subscription price per share will be set between 80 % and 95% of the average volume-weighted closing sale price at which the common stock trades on the NASDAQ Capital Market on the expiration date of the offer and the four preceding trading days.

      A registration fee of $1,371.87 due with respect to the filing was paid by wire transfer on July 24, 2007 (Fed. Ref. No. IMAD/MIR Ref. 0724A1B79N3C001439).

      The Company wishes to inform the Commission that it may request acceleration of the effectiveness date of the Registration Statement in writing or orally.

      Please direct your comments and questions to the undersigned at
215.981.4506 or, in his absence, or John Falco at 215.981.4659.



                                      Very truly yours,

                                      /s/ Joseph V. Del Raso

                                      Joseph V. Del Raso, Esq.